Exhibit 99.1

PRESS RELEASE

VINFAST TO BUILD Integrated Electric Vehicle Facility

IN TAMIL NADU, INDIA

Tamil Nadu, India – January 06, 2024, VinFast, Vietnam’s leading electric vehicle (EV) manufacturer, and the Tamil Nadu State Government announce a landmark partnership in a Memorandum of Understanding (MoU) to charge the development of green transportation in India. VinFast and the State Government will work toward a total investment of up to USD 2 billion, with an intended commitment of USD 500 million for the first phase of the Project, spanning five years from the commencement date. This move indicates a significant step in VinFast's expansion into the world's third-largest vehicle market.

The plan to expand into India aims to seize growth opportunities in the world's most populous nation and rapidly expanding EV market. This initiative forms a crucial part of VinFast's strategy to establish a strong presence in key markets and strengthen its supply chain for global expansion.

The establishment of VinFast's integrated electric vehicle facility in Tamil Nadu is anticipated to generate approximately 3,000 - 3,500 employment opportunities locally. In addition to creating jobs and improving the skills of the local workforce, VinFast remains dedicated to fostering gender equality and offering career advancement opportunities for the community.

Situated in Thoothukudi, the VinFast Tamil Nadu project aims to evolve into a first-class electric vehicle production hub in the region, with an annual capacity of up to 150,000 units. Construction of the plant is anticipated to begin in 2024. This project is set forth to lay a strong foundation for economic growth in Tamil Nadu and India as a whole.

Besides the economic benefits, the project will also pave the way for green transportation development, targeting 30% of newly registered private cars to be electric. This aligns with the state government's initiatives to minimize carbon emissions in the transportation sector.

Ms. Tran Mai Hoa, Deputy CEO of Sales and Marketing, VinFast Global shared: “The MoU demonstrates VinFast's strong commitment to the sustainable development and vision of a zero-emission transportation future. We believe that investing in Tamil Nadu will not only bring considerable economic benefits to both parties, but will also help accelerate the green energy transition in India and the region.”

Mr. Thallikotai Raju Balu Rajaa, Minister of Industries of the Government of Tamil Nadu, said: “EV manufacturing companies are not only important economic drivers but also powerful accelerators to the State’s green vision. We are delighted that VinFast has chosen to invest in Tamil Nadu to establish its integrated EV facility. Possessing robust capabilities and unwavering commitment to a sustainable future, I believe that VinFast will emerge as a reliable economic partner and substantial contributor to Tamil Nadu’s long-term development.”

VinFast's green transportation development project is its third manufacturing project and the largest investment in Tamil Nadu's history. Considering the tangible economic and social benefits that are engendered due to the establishment of the project, the Government of Tamil Nadu also commits to providing cleared land for the manufacturing facilities, uninterrupted power supply, and other infrastructure support on a best-effort basis. Additionally, both parties will continue to collaborate and discuss opportunities for charging stations to steer toward a clean mobility future.

This investment decision in Tamil Nadu leads to mutual economic growth for both VinFast and the state, while also strengthening the Comprehensive Strategic Partnership between Vietnam and India.

In addition to building the manufacturing facilities in Tamil Nadu, VinFast also has intentions to inaugurate a nationwide dealership network. This approach is to establish a strong brand presence and swiftly connect with customers across the country.

As Vietnam’s leading electric vehicle manufacturer with global aspirations, VinFast's relentless dedication to innovation and research propels the Company towards its goal of being a global leader in the electric vehicle industry and its commitment to a sustainable future for all.

About VinFast

VinFast – a member of Vingroup – envisions driving the advancement of the global smart electric vehicle revolution. Established in 2017, VinFast owns a state-of-the-art automotive manufacturing complex with globally leading scalability that boasts up to 90 percent automation in Hai Phong, Vietnam.

Strongly committed to the mission of a sustainable future for everyone, VinFast constantly innovates to bring high-quality products, advanced smart services, seamless customer experiences, and pricing strategy for all to inspire global customers to jointly create a future of smart mobility for a sustainable planet. Learn more at: www.vinfastauto.com.